# FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

## Report of Foreign Private Issuer

## Pursuant to Rule 13a-16 or 15d-16
## under the Securities Exchange Act of 1934

For the month of  September 2008

Commission File Number        0-16174

(Translation of registrant's name into English)


**5 Basel Street, P.O. Box 3190**
**Petach Tikva 49131  Israel**

(Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___                    Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____                    No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



**TEVA PHARMACEUTICAL INDUSTRIES LTD.**

**www.tevapharm.com**

| | | | |
|---|---|---|---|
| Contact: | Elana Holzman | Teva Pharmaceutical Industries Ltd. | 972 (3) 926-7554 |
| | Kevin Mannix | Teva North America | (215) 591-8912 |

**For Immediate Release**

**WEBCAST ALERT –FOR IMMEDIATE RELEASE**


### TEVA TO PRESENT AT THE UBS GLOBAL LIFE SCIENCES CONFERENCE

**Jerusalem, Israel, September 23, 2008** – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) will host a live audio webcast at the UBS Global Life Sciences Conference in New York. Eyal Desheh, Chief Financial Officer, will present on September 24, 2008.


**What:**  Teva Presentation at the UBS Global Life Sciences Conference in New York

**Who:**  Eyal Desheh, Chief Financial Officer

**When:**  Wednesday, September 24, 2008 at 3:00 p.m. ET

**Where:**  www.tevapharm.com or
http://events.streamx.us/US/event/eventdetails.aspx?id=ubs20080922

**How:**  Live over the Internet -- log on to the Web at the address above and register for the event (approx. 10 minutes before).  An archive of the webcast will be available on Teva's website.


**About Teva**
Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the world's leading generic pharmaceutical company.  The Company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients, as well as animal health pharmaceutical products.  Over 80 percent of Teva's sales are in North America and Europe.


**TEVA PHARMACEUTICAL INDUSTRIES LTD.**

Teva Pharmaceutical Industries Ltd.                    Web Site: www.tevapharm.com
_____

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
                        (Registrant)

By:                                     /s/  Eyal Desheh
                                        Name: Eyal Desheh
                                        Title: Chief Financial Officer

Date: September 23, 2008